UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR 3Q07 PASSENGER TRAFFIC UP 13.78% YOY

3Q07 Highlights1:

EBITDA[2] increased by 32.98% to Ps.423.8 million.

Total passenger traffic up 13.78%.

Total revenues rose by 19.54%, mainly due to an increase of 53.75% in non-aeronautical revenues and a 6.85% increase in aeronautical revenues.

Commercial revenues per passenger rose by 40.03% to Ps.50.58 per passenger.

Operating profit increased by 47.52%.

EBITDA margin was 61.40% compared with 55.38% in 3Q06.

México D.F., October 24, 2007 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and nine-month periods ended September 30, 2007.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards, expressed in constant Mexican pesos as of September 30, 2007, and represent comparisons between the three-month period ended September 30, 2007, and the equivalent three-month period ended September 30, 2006. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.9315.

2 EBITDA means net income before: provision for income taxes, deferred taxes, deferred employees profit sharing, non-ordinary item, comprehensive financing cost, and depreciation and amortization.

Passenger Traffic

For the third quarter of 2007, total passenger traffic increased year-over-year by 13.78%. Domestic passenger traffic increased by 28.28% and international passenger traffic rose by 2.17%.

The 13.78% year-over-year increase in total passenger traffic primarily reflected lower passenger traffic in the third quarter of 2006, due to the lingering effect of Hurricane Wilma on Cancun, the Mayan Riviera and Cozumel. Hurricane Wilma struck the Yucatan peninsula in October 2005 and inflicted widespread damage on the region’s infrastructure. Travel and tourism in Cancun and the Mayan Riviera regions have since recovered.

The 2.17% rise in international passenger traffic resulted mainly from increases of 1.58% and 18.57% at the Cancun and Cozumel airports, respectively. The increases at Cancun and Cozumel were principally due to favorable year-over-year comparisons with the 3Q06 base numbers affected by Hurricane Wilma, as noted above. The increase in international passenger traffic was partially offset by a 31.91% decrease in international passenger traffic to Oaxaca in the wake of a period of social unrest in the region.

The 28.28% rise in domestic passenger traffic resulted mainly from increases of 26.85%, 38.86%, 48.08%, 27.93%, 27.21% at the Cancun, Merida, Veracruz, Villahermosa and Cozumel airports, respectively. The increases at Cancun and Cozumel were principally due to the favorable year-over-year comparison described above. The increases in Merida, Veracruz and Villahermosa were principally due to the opening of new airline services at those airports.

For the 9M07, total passenger traffic rose by 18.91% compared to 9M06, with international passenger traffic up 15.56% and domestic passenger traffic up 23.76%.

ASUR 3Q07, Page 2 of 17

Table I: Domestic Passengers (in thousands)

Airport	3Q06	3Q07	% Change	9M06	9M07	% Change
Cancún	709.8	900.4	26.85	1,779.2	2,319.8	30.38
Cozumel	14.7	18.7	27.21	46.4	51.2	10.34
Huatulco	81.0	79.5	(1.85)	238.8	227.8	(4.61)
Mérida	213.6	296.6	38.86	632.5	800.4	26.55
Minatitlan	40.8	45.4	11.27	125.6	136.1	8.36
Oaxaca	98.1	118.4	20.69	340.8	334.7	(1.79)
Tapachula	44.7	51.9	16.11	132.8	153.0	15.21
Veracruz	164.3	243.3	48.08	464.6	665.2	43.18
Villahermosa	169.0	216.2	27.93	501.1	586.0	16.94
TOTAL	1,536.0	1,970.4	28.28	4,261.8	5,274.2	23.76
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q06	3Q07	% Change	9M06	9M07	% Change
Cancún	1,739.3	1,766.8	1.58	5,603.1	6,454.5	15.20
Cozumel	81.3	96.4	18.57	243.7	366.8	50.51
Huatulco	8.8	8.1	(7.95)	59.1	62.7	6.09
Mérida	35.3	36.3	2.83	104.5	103.5	(0.96)
Minatitlan	1.1	1.5	36.36	3.0	3.4	13.33
Oaxaca	18.8	12.8	(31.91)	57.8	32.2	(44.29)
Tapachula	1.1	1.0	(9.09)	3.4	3.3	(2.94)
Veracruz	17.9	20.3	13.41	50.0	52.4	4.80
Villahermosa	12.8	14.7	14.84	34.0	37.9	11.47
TOTAL	1,916.4	1,957.9	2.17	6,158.6	7,116.7	15.56
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	3Q06	3Q07	% Change	9M06	9M07	% Change
Cancún	2,449.1	2,667.2	8.91	7,382.3	8,774.3	18.86
Cozumel	96.0	115.1	19.90	290.1	418.0	44.09
Huatulco	89.8	87.6	(2.45)	297.9	290.5	(2.48)
Mérida	248.9	332.9	33.75	737.0	903.9	22.65
Minatitlan	41.9	46.9	11.93	128.6	139.5	8.48
Oaxaca	116.9	131.2	12.23	398.6	366.9	(7.95)
Tapachula	45.8	52.9	15.50	136.2	156.3	14.76
Veracruz	182.2	263.6	44.68	514.6	717.6	39.45
Villahermosa	181.8	230.9	27.01	535.1	623.9	16.60
TOTAL	3,452.4	3,928.3	13.78	10,420.4	12,390.9	18.91
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 3Q07, Page 3 of 17

Consolidated Results for 3Q07

Total revenues for 3Q07 increased year-over-year by 19.54% to Ps.688.0 million. This was mainly due to increases of:

•	6.85% in revenues from aeronautical services, principally as a result of the 13.78% rise in passenger traffic; and

•	53.75% in revenues from non-aeronautical services, principally as a result of the 59.45% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 59.45% year-over-year during the quarter, principally as a result of revenue increases from the following areas:

•	27.71% from duty-free stores;

•	208.15% from food and beverage;

•	38.15% from retail operations;

•	28.31% from parking lots;

•	71.41% from advertising;

•	10.62% from banking and currency exchange services;

•	30.81% from ground transportation;

•	29.21% from car rental companies;

•	19.58% from teleservices; and

•	87.92% from other revenues.

The growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3, including the following commercial establishments:

ASUR 3Q07, Page 4 of 17

Food and Beverage

Business Name	Type	Opening Date
Air Margarita Ville	Restaurant	May 2007
Bubba Gump	Restaurant	May 2007
Berry Hill	Restaurant	May 2007
Guacamole Grill	Fast Food	May 2007
Grab & Go	Fast Food	May 2007
Pekín Xpress	Fast Food	May 2007
Johnny Rockets	Fast Food	May 2007
Domino’s Pizza	Fast Food	May 2007
Häagen Dazs (2)	Ice Cream Parlor	May 2007
Starbucks Coffee (2)	Coffee Shop	May 2007

Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Aldeasa	Duty Free shop	May 2007
Cinco Soles	Mexican handicraft store	May 2007
Farmacia Payless	Drugstore	May 2007
Sunglass Island	Gift shop	May 2007
Roger Boots	Gift shop	May 2007
Pineda Covalin	Gift shop	May 2007
Harley Davidson	Gift shop	May 2007
Air Shop 5	Convenience store	May 2007
American Express	Exchange booth	May 2007
Cloe	Gift shop	September 2007
XpresSpa	Spa	July 2007
Merida
Cloe	Gift shop	August 2007
Veracruz
GoGo	Jewelry	August 2007
Villahermosa
GoGo	Jewelry	July 2007

Other factors also boosted revenues during the quarter. Retail revenues benefited from higher concession fees charged to local crafts and specialty shops beginning in May, 2007. Revenues from car rental companies increased due to improved economic terms with concessionaires as of

ASUR 3Q07, Page 5 of 17

October, 2007, and the opening of new commercial spaces in Terminal 3. The increase in parking lot revenues was partially due to annual rate increases at several airports that went into effect in January, 2007. The rise in Food & Beverage revenues also reflects a final payment of Ps. 18.0 million received from Hoteleria e Inmmobiliaria, S.A. de C.V. for the lease of a restaurant that until July 2006 had been operated directly by ASUR.

Total operating costs and expenses for 3Q07 increased 5.46% year over year, primarily as a result of:

•	a 10.74% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 32.12% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor for the calculation of the fee);

•	a 19.60% increase in concession fees, mainly due to higher revenues; and

•

a 5.61% increase in administrative expenses, principally due to marketing costs for participating in tourism fairs aimed at attracting new airline service to ASUR’s airports, as well as other projects under development.

These increases were partially offset by a 2.86% decline in the cost of services.

Operating margin for the quarter rose to 41.32% from 33.48% in 3Q06. This was mainly the result of the 19.54% increase in total revenues, which more than offset the increase in costs during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions, without deducting the average tax value of certain liabilities). ASUR made asset tax payments of Ps.22.8 million for 3Q07. Of these payments, Ps.5.5 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since ASUR expects to recover Ps.17.3 million as a credit against future income tax payments.

Net income for 3Q07 was Ps.238.5 million, an increase of 177.55% from 3Q06. Earnings per common share for the quarter were Ps.0.7952, or earnings per ADS (EPADS) of US$0.7274 (one ADS represents ten series B common shares). This compares with Ps.0.2865, or EPADS of US$0.2621, for the same period last year.

ASUR 3Q07, Page 6 of 17

Table IV: Summary of Consolidated Results for 3Q07

	3Q06	3Q07	% Change
Total Revenues	575,526	688,011	19.54
Aeronautical Services	419,777	448,552	6.85
Non-Aeronautical Services	155,749	239,459	53.75
Commercial Revenues	127,076	202,618	59.45
Operating Profit	192,689	284,258	47.52
Operating Margin %	33.48%	41.32%	23.41%
EBITDA	318,712	423,822	32.98
EBITDA Margin %	55.38%	61.60%	11.24%
Net Income	85,950	238,557	177.55
Earnings per Share	0.2865	0.7952	177.55
Earnings per ADS in US$	0.2621	0.7274	177.55

Note: Figures are in thousands of constant Mexican pesos as of September 30, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9315.

Table V: Commercial Revenues per Passenger for 3Q07

	3Q06	3Q07	% Change
Total Passengers (‘000)	3,518	4,006	13.87
Total Commercial Revenues	127,076	202,618	59.45
Commercial revenues from direct operations(1)	23,006	34,671	50.70
Commercial revenues excluding direct operations	104,070	167,947	61.38

Total Commercial Revenue per Passenger	36.12	50.58	40.03
Commercial revenue from direct operations per passenger(1)	6.54	8.65	32.26
Commercial revenue per passenger (excluding direct operations)	29.58	41.93	41.75
Note: For purposes of this table, approximately 66,000 and 77,600 transit and general aviation passengers are included for 3Q06 and 3Q07, respectively. Revenue figures are in thousands of constant Mexican pesos as of September 30, 2007.

(1)

On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar at Cancun Airport, and these facilities are now leased to a subsidiary of Grupo Mera. Since July 1, 2006, revenues from direct commercial operations represent solely the operation of ten convenience stores, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 3Q07, Page 7 of 17

Table VI: Operating Costs and Expenses for 3Q07

	3Q06	3Q07	% Change
Cost of Services	185,846	180,538	(2.86)
Administrative	24,555	25,932	5.61
Technical Assistance	17,639	23,305	32.12
Concession Fees	28,774	34,414	19.60
Depreciation and Amortization	126,023	139,564	10.74
TOTAL	382,837	403,753	5.46
Note:	Figures are in thousands of constant Mexican pesos as of September 30, 2007.

Consolidated Results for the Nine-Months Ended September 30, 2007

Total revenues for the nine-month period increased year-over-year by 22.05% to Ps.2,091.9 million. This was mainly due to increases of:

•	16.53% in revenues from aeronautical services as a result of the 18.91% rise in passenger traffic during the period; and

•	36.37% in revenues from non-aeronautical services, principally as a result of the 38.41% rise in commercial revenues detailed below.

Commercial revenues for the nine-month period rose by 38.41% year-over-year, principally as a result of revenue increases from the following areas:

•	28.47% from duty-free revenues;

•	53.40% from food and beverage;

•	36.37% from retail revenues;

•	20.16% from parking lot revenues;

•	64.52% from advertising revenues;

•	32.20% from ground transportation services;

•	36.53% from car rental companies;

•	2.60% from banking and currency exchange services;

•	2.28% from teleservices; and

•	89.17% from other income.

•	2.28% from teleservices; and

•	89.17% from other income.

ASUR 3Q07, Page 8 of 17

The growth in commercial revenue resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3 (including the new commercial establishments described above) as well as the other factors described above under “Consolidated Results for 3Q07.”

Total operating costs and expenses for the nine-month period increased year-over-year by 9.17%, mainly due to the following:

•

a 7.82% increase in costs of services, due mainly to increased personnel costs relating to the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, as well as higher energy costs, security costs, insurance premiums and maintenance expenses resulting from the opening of Terminal 3 in May 2007;

•	a 5.83% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 22.15% increase in concession fees, mainly due to higher revenues;

•	a 29.54% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•

a 5.11% increase in administrative expenses, principally due to marketing costs for participating in tourism fairs aimed at attracting new airline service to ASUR’s airports, as well as other projects under development.

Operating margin increased to 43.80% for the nine-month period ended September 30, 2007, up from 37.17% for the year-ago period. This was mainly the result of the 22.05% increase in revenues, which more than offset the 9.17% increase in costs and expenses during the period.

Net income for the nine-month period ended September 30, 2007 increased by 73.14% to Ps.702.5 million. Earnings per common share for the period were Ps.2.3418, or earnings per ADS (EPADS) of US$2.1423 (one ADS represents ten series B common shares). This compares with Ps.1.3526, or EPADS of US$1.2373, for the same period last year.

ASUR 3Q07, Page 9 of 17

Table VII:       Summary of Consolidated Results for the Nine-Month Period

	9M06	9M07	% Change
Total Revenues	1,713,950	2,091,945	22.05
Aeronautical Services	1,236,965	1,441,480	16.53
Non-Aeronautical Services	476,985	650,465	36.37
Commercial Revenues	390,644	540,678	38.41
Operating Profit	637,093	916,290	43.82
Operating Margin %	37.17%	43.80%	17.83%
EBITDA	1,008,188	1,309,003	29.84
EBITDA Margin %	58.82%	62.57%	6.38%
Net Income	405,768	702,552	73.14
Earnings per Share	1.3526	2.3418	73.14
Earnings per ADS in US$	1.2373	2.1423	73.14

Note: Figures are in thousands of constant Mexican pesos as of September 30, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.9315.

Table VIII: Commercial Revenues for the Nine-Month Period

	9M06	9M07	% Change
Total Passengers (‘000)	10,631	12,638	18.88
Total Commercial Revenues	390,644	540,678	38.41
Commercial revenues from direct operations(1)	80,808	86,818	7.44
Commercial revenues excluding direct operations	309,836	453,860	46.48

Total Commercial Revenue per Passenger	36.75	42.78	16.41

Commercial revenue from direct operations per passenger(1)	7.60	6.87	(9.61)
Commercial revenue per passenger (excluding direct operations)	29.15	35.91	23.19
Note: For purposes of this table, about 210,600 and 246,800 transit and general aviation passengers are included for 9M06 and 9M07, respectively. Revenue figures are in thousands of constant Mexican pesos as of September 30, 2007.

(1)

On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar at Cancun Airport, and these facilities are now leased to a subsidiary of Grupo Mera. Since July 1, 2006, revenues from direct commercial operations represent solely the operation of ten convenience stores, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 3Q07, Page 10 of 17

Table IX:            Operating Costs and Expenses for the Nine-Month Period

	9M06	9M07	% Change
Cost of Services	493,341	531,912	7.82
Administrative	72,924	76,649	5.11
Technical Assistance	53,870	69,785	29.54
Concession Fees	85,627	104,596	22.15
Depreciation and Amortization	371,095	392,713	5.83
TOTAL	1,076,857	1,175,655	9.17
Note:	Revenue figures are shown in thousands of constant Mexican pesos as of September 30, 2007.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M07 were Ps. 1,499.38 million, resulting in an annual average tariff per workload unit of Ps.119.49. ASUR’s regulated revenues accounted for approximately 71.67% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2007, Airport Facility Usage Rights and Airport Concessions represented 82.73% of the Company’s total assets, with current assets representing 13.23% and other assets representing 4.04%.

On September 30, 2007, cash and marketable securities were Ps.1,766.23 million. On the same date, shareholder’s equity was Ps.14,476.90 million and total liabilities were Ps.1,357.92 million, representing 91.50% and 8.57% of total assets, respectively. Total deferred liabilities represented 82.28% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.76.73 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During the nine-months ended September 30, 2007 ASUR made capital investments of Ps.451.92 million.

ASUR 3Q07, Page 11 of 17

Opinion of the Federal Competition Commission

On October 1, 2007, the President of the Federal Competition Commission issued an opinion regarding the competitiveness of Mexican airports. A copy of the opinion is available at http://www.asur.com.mx/asur/artman/uploads/110__opini_n_de_la_cfc_sobre_aeropuertos__011007_.pdf, and an English translation of the opinion prepared by ASUR for information purposes is available at http://www.asur.com.mx/asur/artman/uploads/126__opinion_of_the_fcc__011007___ingl_s_.pdf

On October 4, 2007 the three publicly traded airport groups in Mexico, including ASUR, issued a joint announcement responding to this Opinion. A copy of this announcement in available at http://www.asur.com.mx/asur/artman/uploads/111__comunicado_de_prensa_conjunto_grupos_aeroportuarios__191007_.pdf An English version of this announcement is available at http://www.asur.com.mx/asur/artman/uploads/126__joint_press_release__191097___ingl_s_.pdf

3Q07 Earnings Conference Call

Day:	Thursday, October 25, 2007

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada) (706) 634-1333 (International & Mexico)

Access Code:	21493289

Replay:

Starting Thursday, October 25, 2007 at 12:00 PM US EDT, ending at midnight US EDT on Thursday, November 1, 2007. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 21493289.

ASUR 3Q07, Page 12 of 17

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q07, Page 13 of 17

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican pesos in purchasing power as of September 30, 2007

Item	3Q 2006	3Q 2007	% change	Nine Months 2006	Nine Months 2007	% Change
Cancun						
Aeronautical Revenues	310,410	316,536	1.97	911,742	1,056,955	15.93
Non-Aeronautical Revenues	125,395	194,962	55.48	383,889	524,983	36.75
Operating Profit*	197,425	(99,589)	(150.44)	620,350	481,068	(22.45)
EBITDA*	278,075	(7,913)	(102.85)	858,074	731,344	(14.77)
Cozumel						
Aeronautical Revenues	12,291	14,245	15.90	36,706	52,826	43.92
Non-Aeronautical Revenues	3,802	5,561	46.27	10,738	16,781	56.28
Operating Profit*	(1,561)	40,990	2,725.88	(3,614)	54,251	1,601.13
EBITDA*	4,663	48,982	950.44	14,650	77,738	430.63
Merida						
Aeronautical Revenues	25,170	31,763	26.19	74,185	88,112	18.77
Non-Aeronautical Revenues	9,502	12,645	33.08	29,370	34,322	16.86
Operating Profit*	1,224	(4,719)	(485.54)	10,299	10,786	4.73
EBITDA*	11,008	5,689	(48.32)	38,819	40,715	4.88
Villahermosa						
Aeronautical Revenues	19,572	24,437	24.86	56,300	65,938	17.12
Non-Aeronautical Revenues	5,528	7,593	37.36	16,633	20,154	21.17
Operating Profit*	4,143	22,167	435.05	12,483	34,273	174.56
EBITDA*	11,555	29,281	153.41	33,556	55,943	66.72
Others						
Aeronautical Revenues	52,334	61,571	17.65	158,032	177,649	12.41
Non-Aeronautical Revenues	11,522	18,698	62.28	36,355	54,225	49.15
Operating Profit*	(8,542)	325,409	3,909.52	(2,425)	335,912	13,952.04
EBITDA*	13,411	347,783	2,493.27	63,089	403,263	539.20
Grupo						
Aeronautical Revenues	419,777	448,552	6.85	1,236,965	1,441,480	16.53
Non-Aeronautical Revenues	155,749	239,459	53.75	476,985	650,465	36.37
Operating Profit	192,689	284,258	47.52	637,093	916,290	43.82
EBITDA	318,712	423,822	32.98	1,008,188	1,309,003	29.84

(*) Note: During the quarter, ASUR signed an intercopany agreement that recognizes its obligation to operate its nine concessions in a joint manner.

ASUR 3Q07, Page 14 of 17

ASUR 3Q07, Page 15 of 17

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 st, to September 30, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of September 30, 2007

Item	Nine-Months 2006	Nine-Months 2007	Variation %	3Q 2006	3Q 2007	% Change
Revenues						
Aeronautical services	1,236,965	1,441,480	16.53	419,777	448,552	6.85
Non-aeronautical services	476,985	650,465	36.37	155,749	239,459	53.75
Total Revenues	**1,713,950**	**2,091,945**	**22.05**	**575,526**	**688,011**	**19.54**
Operating Expenses						
Cost of services	493,341	531,912	7.82	185,846	180,538	(2.86)
General and administrative expenses	72,924	76,649	5.11	24,555	25,932	5.61
Technical assistance	53,870	69,785	29.54	17,639	23,305	32.12
Concession fee	85,627	104,596	22.15	28,774	34,414	19.60
Depreciation and amortization	371,095	392,713	5.83	126,023	139,564	10.74
Total Operating Expenses	**1,076,857**	**1,175,655**	**9.17**	**382,837**	**403,753**	**5.46**
Operating Income	**637,093**	**916,290**	**43.82**	**192,689**	**284,258**	**47.52**
Comprehensive Financing Cost	26,667	25,067	(6.00)	(18,498)	(9,134)	(50.62)
Non Ordinary Item						
Non ordinary item	14,289	77	(99.46)	9,813	77	(99.22)
Income Before Income Taxes	**649,471**	**941,280**	**44.93**	**164,378**	**275,047**	**67.33**
Provision for income taxes	40,779	11,273	(72.36)	14,848	3,470	(76.63)
Deferred income taxes	202,924	227,455	12.09	63,580	33,020	(48.07)
Deferred employees profit sharing	-	-	-	-	-	-
Net Income for the Year	**405,768**	**702,552**	**73.14**	**85,950**	**238,557**	**177.55**
Earning per share	**1.3526**	**2.3418**	**73.14**	**0.2865**	**0.7952**	**177.55**
Earning per ads usd	**1.2373**	**2.1423**	**73.14**	**0.2621**	**0.7274**	**177.55**
Exchange rate per dollar 10.9315

ASUR 3Q07, Page 16 of 17

Consolidated Statement of Changes in Financial Position from January 1 st, to September 30, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of September 30, 2007

Item	Nine-Months 2006	Nine-Months 2007	Variation %	3Q 2006	3Q 2007	% Change
Net Income for the Year	**405,768**	**702,552**	**73.14**	**85,950**	**238,557**	**177.55**
Depreciation and amortization	371,095	392,713	5.83	126,023	139,564	10.74
Resources Provided by Operations	**776,863**	**1,095,265**	**40.99**	**211,973**	**378,121**	**78.38**
Changes in Operating Assets and Liabilities:						
Decrease (increase) in:						
Trade receivables	(47,116)	6,446	113.68	50,335	46,130	(8.35)
Recoverable taxes and other current assets	65,791	10,997	(83.28)	76,109	(18,246)	(123.97)
Other deferred assets	(36,968)	(24,377)	34.06	(15,781)	4,582	(129.03)
Increase (decrease) in:						
Trade accounts payable	(18,244)	9,561	152.41	(3,836)	(3,740)	2.50
Accrued expenses and others payables	(198,184)	(109,346)	44.83	32,766	(6,219)	(118.98)
Long term liabilities	147,196	188,291	27.92	51,318	26,779	(47.82)
Resources provided by (used for) working capital	**(87,525)**	**81,572**	**(193.20)**	**190,911**	**49,286**	**(74.18)**
Resources Provided by (Used for) Operating Activities	**689,338**	**1,176,837**	**70.72**	**402,884**	**427,407**	**6.09**
Resources Provided by (Used for) Financing Activities:	**(215,318)**	**(227,796)**	**5.80**	-	-	-
Notes payable	-		-	-		-
Others	(215,318)	(227,796)	5.80	-		-
Resources Provided by (Used for) Investing Activities:	**(731,864)**	**(451,925)**	**(38.25)**	**(291,044)**	**(76,738)**	**(73.63)**
Investments in machinery, furniture and equipment, net	(144,536)	(1,010,205)	598.93	(2,872)	(29,078)	912.47
Investments in rights to use airport facilities	(47,443)	65	100.14	(47,443)		(100.00)
Investments in constructions in process	(622,004)	550,143	188.45	(253,021)	(35,614)	85.92
Investments in others	82,119	8,072	(90.17)	12,292	(12,046)	(198.00)
Increase (Decrease) in Cash and Cash Equivalents	**(257,844)**	**497,116**	**(292.80)**	**111,840**	**350,669**	**213.55**
Cash and cash equivalents at beginning of the financial period	1,631,004	1,269,115	(22.19)	1,261,320	1,415,562	12.23
Cash and Cash Equivalents at the End of the Financial Period	**1,373,160**	**1,766,231**	**28.63**	**1,373,160**	**1,766,231**	**28.63**

ASUR 3Q07, Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 24, 2007